[OTTO LAW GROUP LETTERHEAD]

June 10, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 29549-0510

Attention: Dale Welcome and John Cash

Dear Sirs:

We are legal counsel to Nannaco, Inc.: the registrant. We have been asked to file the supplemental materials attached to our letter to the Commission dated April 5, 2005 that responded to your comment letter dated March 31, 2005. These materials were not originally filed with the April 5th letter. We have discussed with Mr. Welcome the fact that some of the supplemental attachments are in the form of "mark-up" pages of previously filed disclosure. These pages cannot, of course, be edgarized and filed.

Accordingly, we are filing this letter with the riders and supplemental materials as CORRESP via Edgar and additionally filing the letter of April 5 and all supplemental materials in PDF format. We are aware that the PDF file is not considered to be filed by the Commission.

We hope this letter, the filing of the supplemental materials and the inclusion of the PDF file will be fully responsive to your request.

Please contact Tracy M. Shier at (206) 262-9545 or in his absence Todd Van Siclen at the same number if you have further questions or comments.

Very truly yours,

Tracy M. Shier

Encl. as stated
CC: Steve Careaga, President of Registrant

Supplemental Response #1 to Comment 4 - SEC letter dated 3-31-2005

Nannaco, Inc.
Shares issued for legal and Professional - year ended 9-30-04

Otto Law Group	Nov 03	$100,000
Mark Triesch	Dec 03	112,800
Otto Law Group	Jan 04	95,281
Mark Triesch	Feb 04	130,000
Otto Law Group	Feb 04	164,719
Otto Law Group	Mar 04	200,000
Otto Law Group	Mar 04	100,000
Saratoga Capital - David Otto	Mar 04	50,000
Otto Law Group	Apr 04	150,000
Otto Law Group	May 04	100,000
		$1,202,800

Supplemental Response #2 to Comment 6 - SEC letter dated March 31, 2005

Nannaco, Inc.
Rollforward of Common Stock

Balance at 12-31-04	793,563
Issuances February 2005
Bartholomew - Terry Byrne	7,500,000
Lou Digiaimo, Jr.	5,000,000
Michael Park	5,000,000
Steve Careaga	1,000,000
Bartholomew - Brad Van Siclen	5,000,000
Kevin Evans	2,000,000
The Otto Law Group PLLC	17,500,000
Contingent issued shares - Steve Careaga - Oct '04	750,000
Total	44,543,563

Supplemental Response # 3 to Comment 7 - SEC letter dated 3-31-2005 re

Consultant	# of Shares	Date Issued	Nature of Issuance	Price at Date of Issuance	Value at Issuance/$ [Note 1]
Bartholomew - Terry Byrne	7,500,000	2/5/04	S8	0.035	262,500	Revised Consulting Services - expense as no term
Lou Digiaimo, Jr.	5,000,000	2/5/04	S8	0.035	175,000	Amended Consulting agreement
Michael Park	5,000,000	2/5/04	S8	0.035	175,000	Revised Consulting Services - expense as no term
Steve Careaga	1,000,000	2/5/04	S8	0.035	35,000	Consulting services/President and Director
Bartholomew - Brad Van Siclen	5,000,000	2/5/04	S8	0.035	175,000	Revised Consulting Services - expense as no term
Kevin Evans	2,000,000	2/5/04	S8	0.035	70,000	New Consulting services - 1 year
The Otto Law Group PLLC	17,500,000	2/5/04	S8	0.035	612,500	Revised Legal Services - expense as no term
	43,000,000				1,505,000

Nannaco, Inc.

Note 1
The stock is valued at issuance but is not indicative of what the stock was actually sold for and the net proceeds from such sale.

Rider # 1 - Response to Comment 3 - SEC letter dated March 31, 2005

Our Twelve Month Operating Plan

Our business has evolved over the past several months to providing services, either directly or through our advisers, consultants and other professionals, to private companies interested in securing needed capital for their growth and development and that perceive that becoming publicly traded companies in the United States aids in securing capital.

We specialize in the acquisition and sale of small private companies and we may maintain ownership interests in these companies for the benefit of our shareholders. We give our client companies critical guidance and advice about conducting due diligence, valuation analysis, and strategic positioning in negotiations with providers of capital. Ultimately, we lend strategic support to assist growing enterprises in setting and meeting strategic and financial objectives.

In the next twelve months we will continue to seek out, receive, evaluate and pursue to fruition opportunities to assist in securing financing through merger or acquisition of private companies we believe have the potential to benefit from being publicly traded companies. Companies we believe that have such potential are companies with proprietary technology or information that differentiates their products from those of their competitors and who have a short path to cash flow or profitability.

We have not generated revenues from any source for several calendar quarters. We expect to generate revenues from operations in the next twelve months through our merger, acquisition and financing activities but cannot reasonably estimate the level of revenues to be generated, if any are generated at all. We estimate that our primary operating expense is the cost of remaining in compliance with the Securities Exchange Act of 1934: an expense we estimate at $75,000 to $125,000 per fiscal year. Our effort at capital raising is a transaction intensive exercise. Additionally, the operations of the company are law intensive and require legal services at higher levels. Finally, we rely heavily on the services of outside advisers, consultants and other professionals to supply us with business opportunities, the means to evaluate such opportunities, and the skills to advance the acquisition process. The fees associated with such processes are high and, since we have no revenues and no capital, we plan to continue to pay our advisers, consultants and other professionals by issuing registered common stock in payment for their needed services. Over the last twelve months we have been presented the opportunity to acquire several companies that, after completion of our due diligence process, were rejected as merger or acquisition candidates. We will continue to assess the merits of a proposed merger or acquisition considering the best interests of our shareholders.

Otherwise, we believe that there is no other immediate need for cash absent a merger or acquisition transaction. To the extent cash is required to pay expenses, including audit expenses which cannot be paid for by issuing common stock to the independent public auditor, we will continue to rely on short-term advances and loans from consultants, advisers and other professional service providers which advances and loans are provided on an ad hoc basis and may not be forthcoming in the next twelve months.

Off-Balance Sheet Arrangements

We don't have any off-balance sheet arrangements.